January 31, 2024

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Security-Based Swap Dealer has onboarded four new Principals:
    Brian Morgan, NFA ID 0490329
    Gary Rapp, NFA ID 0303376
    Mary Stroth, NFA ID 0559828
    Hope Williams, no NFA ID

Brian Morgan, Gary Rapp, and Mary Stroth were approved by the NFA as Principals on December 28, 2023. Hope Williams assumed her duties as Security-Based Swap Dealer Principal on October 20, 2023.

The following individuals concluded their service on the Truist Board of Directors on December 31, 2023, and are no longer Security-Based Swap Dealer Principals as of that date:
    David Moore Racliffe, NFA ID 0494060
    Frank Parker Scruggs, Jr., NFA ID 0494063
    Paul D. Donahue, NFA ID 0521612
    Kelly King, NFA ID 0524850
    Anna R. Cablik, NFA ID 0524984
    Easter A. Maynard, NFA ID 0524988
    Nido R. Qubein, NFA ID 0524990
    Thomas M. Thompson, NFA ID 0524994

Additionally, one individual that served as Principal of the Truist Security-Based Swap Dealer has left Truist and is being removed as a Principal. The individual is:
    Robert Popowski, NFA ID 0375298

The termination date of Mr. Popowski as a Principal is October 10, 2023.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606